UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of May, 2023.

Commission File Number 001-40736

Lilium N.V.

(Translation of registrant’s name into English)

Claude Dornier Straße 1

Bldg. 335, 82234

Wessling, Germany

Telephone: +49 160 9704 6857

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

CONTENTS

Explanatory Note

On May 3, 2023, Lilium N.V. (the “Company”) made available to its shareholders a convocation notice and other materials related to an extraordinary general meeting of shareholders of the Company (the “Extraordinary General Meeting”), which are furnished as exhibits to this Report on Form 6-K. The Extraordinary General Meeting is expected to be held on Thursday, May 25, 2023, at 4:00 p.m. CEST (10:00 a.m. EDT) at the offices of Freshfields Bruckhaus Deringer LLP, Strawinskylaan 10, 1077 XZ Amsterdam, the Netherlands.

Incorporation by Reference

The contents of this Report on Form 6-K, including exhibits hereto, are hereby incorporated by reference into each of the Company’s registration statements on Form F-3 filed with the U.S. Securities and Exchange Commission (“SEC”) on October 3, 2022 (File Nos. 333-267718 and 333-267719), the Company’s post-effective amendment No.1 to Form F-1 on Form F-3 filed with the SEC on October 3, 2022 (File No. 333-265592), the Company’s registration statement on Form F-3 filed with the SEC on November 25, 2022, as amended or supplemented (File No. 333-268562), the Company’s registration statement on Form F-3 filed with the SEC on February 3, 2023 (File No. 333-269568), and the Company’s registration statement on Form S-8 filed with the SEC on November 18, 2021 (File No. 333-261175).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 3, 2023	Lilium N.V.

	By:	/s/ Klaus Roewe
		Name:	Klaus Roewe
		Title:	Chief Executive Officer and Executive Director

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Press release dated May 3, 2023
99.2	Convocation notice to the Extraordinary General Meeting
99.3	Agenda with explanatory notes
99.4	Form of proxy card
99.5	Proposed amendments to the Articles of Association and explanatory notes (unofficial translation)
99.6	Proposed amended Articles of Association (unofficial translation)